UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Amendment No. 14

Under the Securities Exchange Act of 1934*

Global Cord Blood Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

698659109
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JHMS Fund , LLC (47-4524143)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
12,180,153*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,180,153*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,180,153* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Includes 12,080,153 shares of common stock, par value $0.0001 per share, and 100,000 derivative call rights held by JHMS Management, LLC and Jayhawk Capital Management, L.L.C., and exercisable within 60 days of this report.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JHMS Management, LLC (47-4524095)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
12,180,153*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,180,153*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,180,153* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Includes 12,080,153 shares of common stock, par value $0.0001 per share, and 100,000 derivative call rights held by JHMS Management, LLC and Jayhawk Capital Management, L.L.C., and exercisable within 60 days of this report.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jayhawk Capital Management, L.L.C. (48-1172612)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
12,180,153*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,180,153*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,180,153* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.02%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Includes 12,080,153 shares of common stock, par value $0.0001 per share, and 100,000 derivative call rights held by JHMS Management, LLC and Jayhawk Capital Management, L.L.C., and exercisable within 60 days of this report.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jayhawk Private Equity Fund II, L.P. (26-1692972)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,798,678*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,798,678*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,798,678* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.48%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity GP II, L.P. and Jayhawk Private Equity, LLC
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jayhawk Private Equity GP II, L.P. (26-1692915)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,798,678*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,798,678*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,798,678* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.48%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P. and Jayhawk Private Equity, LLC
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jayhawk Private Equity, LLC (26-1692786)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,798,678*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,798,678*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,798,678* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.48%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P. and Jayhawk Private Equity GP II, L.P.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Kent C McCarthy Revocable Trust dated October 24, 2003

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
50,600

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
50,600

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,600 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Kent C. McCarthy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,029,431*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,029,431*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,029,431* (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.54%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P., 12,180,153 shares of common stock, par value $0.0001 per share, held by JHMS Fund, LLC, and 50,600 shares of common stock, par value $0.0001 per share, held by the Kent C. McCarthy Revocable Trust dated October 24, 2003.
** Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), JHMS Fund, LLC a Delaware limited liability company (“JHMS Fund”), JHMS Management, LLC, a Delaware limited liability company (“JHMS Management”), Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“JCM”), Jayhawk Private Equity, LLC, a Delaware limited liability company (“JPE”), Jayhawk Private Equity GP II, L.P., a Delaware limited partnership (“JPEGP”), Jayhawk Private Equity Fund II, L.P., a Delaware limited Partnership (“JPEF”), the Kent C. McCarthy Revocable Trust dated October 24, 2003 created under the laws of the state of Kansas (the “Revocable Trust”).

Mr. McCarthy, JHMS Fund, JHMS Management, JCM, JPE, JPEGP, JPEF, and the Revocable Trust have entered into an Agreement Regarding Joint Filing of 13G (the “Agreement”) pursuant to which  Mr. McCarthy, JHMS Fund, JHMS Management, JCM, JPE, JPEGP, JPEF, and the Revocable Trust have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

13021 W 74th St, Shawnee, KS 66216

Item 2(c)	Citizenship:

Mr. McCarthy is a citizen of the United States of America, JHMS Fund is a Delaware limited liability company, JHMS Management is a Delaware limited liability company, JCM is a Delaware limited liability company, JPE is a Delaware limited liability company, JPEGP is a Delaware limited partnership, JPEF is a Delaware limited partnership, and the Revocable Trust is a trust created under the laws of the state of Kansas.

Item 4	Ownership:

The information below is as of December 31, 2018.

(a)	Amount beneficially owned:
1.	JHMS Fund, LLC: 12,180,153*
2.	JHMS Management, LLC: 12,180,153*
3.	Jayhawk Capital Management, L.L.C.: 12,180,153*
4.	Jayhawk Private Equity Fund II, L.P.: 1,798,678**
5.	Jayhawk Private Equity GP II, L.P.: 1,798,678**
6.	Jayhawk Private Equity, LLC: 1,798,678**
7.	Kent C McCarthy Revocable Trust dated October 24, 2003: 50,600
8.	Kent C. McCarthy: 14,029,431***

* Includes 12,080,153 shares of common stock, par value $0.0001 per share, and 100,000 derivative call rights held by JHMS Management, LLC and Jayhawk Capital Management, L.L.C., and exercisable within 60 days of this report.
** Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, LLC, Jayhawk Private Equity GP II, L.P. and Jayhawk Private Equity, LLC
*** Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P., Jayhawk Private Equity GP II, L.P. and Jayhawk Private Equity, LLC; 12,180,153 shares of common stock, par value $0.0001 per share, held by JHMS Fund, LLC, JHMS Management, LLC and Jayhawk Capital Management, LLC; and 50,600 shares of common stock, par value $0.0001 per share, held by the Kent C. McCarthy Revocable Trust dated October 24, 2003.

(b)	Percent of class:
1.	JHMS Fund, LLC: 10.02%
2.	JHMS Management, LLC: 10.02%
3.	Jayhawk Capital Management, L.L.C.: 10.02%
4.	Jayhawk Private Equity Fund II, L.P.: 1.48%
5.	Jayhawk Private Equity GP II, L.P.: 1.48%
6.	Jayhawk Private Equity, LLC: 1.48%
7.	Kent C McCarthy Revocable Trust dated October 24, 2003: 0.04%
8.	Kent C. McCarthy: 11.54%

Percent of class is based on 121,551,075 outstanding shares of common stock, par value $0.0001 per share as of September 30, 2018 as reported by Global Cord Blood Corporation on its Form 6-K/A filed on December 7, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
1.	JHMS Fund, LLC: 0
2.	JHMS Management, LLC: 0
3.	Jayhawk Capital Management, L.L.C.: 0
4.	Jayhawk Private Equity Fund II, L.P.: 0
5.	Jayhawk Private Equity GP II, L.P.: 0
6.	Jayhawk Private Equity, LLC: 0
7.	Kent C McCarthy Revocable Trust dated October 24, 2003: 0
8.	Kent C. McCarthy: 0

(ii)	Shared power to vote or direct the vote:
1.	JHMS Fund, LLC: 12,180,153*
2.	JHMS Management, LLC: 12,180,153*
3.	Jayhawk Capital Management, L.L.C.: 12,180,153*
4.	Jayhawk Private Equity Fund II, L.P.: 1,798,678**
5.	Jayhawk Private Equity GP II, L.P.: 1,798,678**
6.	Jayhawk Private Equity, LLC: 1,798,678**
7.	Kent C McCarthy Revocable Trust dated October 24, 2003: 50,600
8.	Kent C. McCarthy: 14,029,431***

(iii)	Sole power to dispose or to direct the disposition of:
1.	JHMS Fund, LLC: 0
2.	JHMS Management, LLC: 0
3.	Jayhawk Capital Management, L.L.C.: 0
4.	Jayhawk Private Equity Fund II, L.P.: 0
5.	Jayhawk Private Equity GP II, L.P.: 0
6.	Jayhawk Private Equity, LLC: 0
7.	Kent C McCarthy Revocable Trust dated October 24, 2003: 0
8.	Kent C. McCarthy: 0

(iv)	Shared power to dispose or to direct the disposition of:
1.	JHMS Fund, LLC: 12,180,153*
2.	JHMS Management, LLC: 12,180,153*
3.	Jayhawk Capital Management, L.L.C.: 12,180,153*
4.	Jayhawk Private Equity Fund II, L.P.: 1,798,678**
5.	Jayhawk Private Equity GP II, L.P.: 1,798,678**
6.	Jayhawk Private Equity, LLC: 1,798,678**
7.	Kent C McCarthy Revocable Trust dated October 24, 2003: 50,600
8.	Kent C. McCarthy: 14,029,431***

* Includes 12,080,153 shares of common stock, par value $0.0001 per share, and 100,000 derivative call rights held by JHMS Management, LLC and Jayhawk Capital Management, L.L.C., and exercisable within 60 days of this report.
** Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, LLC, Jayhawk Private Equity GP II, L.P. and Jayhawk Private Equity, LLC
*** Includes 1,798,678 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P., Jayhawk Private Equity GP II, L.P. and Jayhawk Private Equity, LLC; 12,180,153 shares of common stock, par value $0.0001 per share, held by JHMS Fund, LLC, JHMS Management, LLC and Jayhawk Capital Management, LLC; and 50,600 shares of common stock, par value $0.0001 per share, held by the Kent C. McCarthy Revocable Trust dated October 24, 2003.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13th, 2019

/s/ Kent C. McCarthy
Kent C. McCarthy

JHMS Fund, LLC

By: JHMS Management, LLC its Manager

/s/ Michael D. Schmitz
Name: Michael D. Schmitz
Title: Manager

JHMS Management, LLC

By:	/s/ Michael D. Schmitz
Name: Michael D. Schmitz
Title: Manager

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner

By: Jayhawk Private Equity, LLC Its general partner

By: /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, LLC Its general partner

By: /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Kent C. McCarthy Revocable Trust dated October 24, 2003

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Trustee

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Global Cord Blood Corporation, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2019.

/s/ Kent C. McCarthy
Kent C. McCarthy

JHMS Fund, LLC

By: JHMS Management, LLC its Manager

/s/ Michael D. Schmitz
Name: Michael D. Schmitz
Title: Manager

JHMS Management, LLC

By:	/s/ Michael D. Schmitz
Name: Michael D. Schmitz
Title: Manager

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner

By: Jayhawk Private Equity, LLC Its general partner

By: /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, LLC Its general partner

By: /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, LLC

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Kent C. McCarthy Revocable Trust dated October 24, 2003

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Trustee